UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             PRESIDIO CAPITAL CORP.
                      ------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                  -------------------------------------------
                         (Title of Class of Securities)

                                    G72201109
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1030
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 1997
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].**

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               DELAWARE

                      7      Sole Voting Power
  Number of                         1,195,308
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          11,126
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,195,308
    With
                      10     Shared Dispositive Power
                                    19,990

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,195,308

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             13.6%

14      Type of Reporting Person*

               BD, IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         4,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,206,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           4,000
    With
                      10     Shared Dispositive Power
                                    1,220,919

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         539
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,206,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           539
    With
                      10     Shared Dispositive Power
                                    1,212,738

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,162

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages


Item 1.   Security and Issuer.

          This Schedule 13D relates to shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Presidio Capital Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is c/o Hemisphere Management (Cayman) Limited, Zephyr House, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

Item 2.   Identity and Background.

          This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"),
(ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

          Angelo, Gordon is a Delaware limited partnership. Its principal business is providing investment advice to client funds and managed accounts. The address of the principal business of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

          The business address of Mr. Angelo is 245 Park Avenue, New York, NY 10167. Mr. Angelo's principal occupation is acting as chief executive officer of Angelo, Gordon. Mr. Angelo is a United States citizen.

          The business address of Mr. Gordon is 245 Park Avenue, New York, NY 10167. Mr. Gordon's principal occupation is acting as chief operating officer of Angelo, Gordon. Mr. Gordon is a United States citizen.

          During the last five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          None of the Reporting Persons has expended any funds or other consideration within the last 60 days to purchase the Shares beneficially owned or deemed to be beneficially owned by any Reporting Person.

Item 4.   Purpose of Transaction.

          As reported in the Issuer's Form 10-K for the December 31, 1995 fiscal year, pursuant to the Rights Offering Agreement, dated as of March 19, 1996, among T-2 Holdings, L.L.C. ("T-2"), the Issuer and the T-2 Organizers (as defined in the Issuer's Form 10-K), T-2 was required to conduct a rights offering to the Issuer's common stockholders as soon as practicable, which the Issuer believed might not occur until early 1997. As further reported in such Form 10-K, the offering was to be made on terms approved by a majority of the Class A directors. The rights offering has not been initiated to date. The Reporting Persons desire that all issues necessary for initiation of the rights offering finally be resolved. The Reporting Persons plan to initiate communications with certain shareholders, the board of directors and/or management to explore and facilitate resolution of such issues and initiation of the rights offerings. If, in the course of such communications, other issues are raised, the Reporting Persons may attempt to facilitate resolution of such other issues as well. In this connection, the Reporting Persons have, together with another shareholder of the Issuer, retained counsel to assist them. The Reporting Persons, however, expressly disclaim membership in any "group" (within the meaning of Regulation 13D) with such other shareholder as a result of the retention of such counsel.

                                                              Page 6 of 10 Pages


Item 5.   Interest in Securities of the Issuer.

     (a) Angelo, Gordon may be deemed to be the beneficial owner of 1,195,308 Shares which constitute approximately 13.6% of the total number of Shares outstanding.

     Mr. Angelo is the beneficial owner of 4,300 Shares which constitute approximately 0.0% of the total number of Shares outstanding.

     Mr. Gordon is the beneficial owner of 4,162 Shares which constitute approximately 0.0% of the total number of Shares outstanding.

     (b) Angelo, Gordon has voting and dispositive powers with respect to 115,617 Shares held for its own account and 1,079,691 Shares held for the account of thirteen private investment funds and managed accounts for which it acts as general partner and/or investment adviser. In addition thereto, Angelo, Gordon may be deemed to have voting and dispositive powers with respect to 11,126 Shares owned by an employee benefit plan sponsored by Angelo, Gordon for which Mr. Angelo and Mr. Gordon are trustees with voting and dispositive powers. Also, Angelo, Gordon may be deemed to have dispositive powers, but not voting powers, with respect to 8,864 Shares owned by brokerage customers of Angelo, Gordon from whom Mr. Angelo or Mr. Gordon have been given such dispositive powers pursuant to discretionary trading authorizations over their accounts.

     Mr. Angelo is the beneficial owner of the 1,300 Shares held for his own account as well as 2,700 Shares held by his individual retirement account and 300 Shares held for his benefit in an employee benefit plan account. He may also be considered a beneficial owner of the 1,195,308 Shares held by Angelo, Gordon referred to in the previous paragraph. In addition thereto, Mr. Angelo may be deemed to have voting and dispositive powers with respect to the 11,126 Shares referred to in the previous paragraph, of which 300 Shares are for his benefit as previously stated. Also, Mr. Angelo has dispositive powers, but not voting powers, with respect to 14,485 Shares owned by brokerage customers of Angelo, Gordon. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

     Mr. Gordon is the beneficial owner of the 539 Shares held for his own account as well as 3,623 Shares held for his benefit in an employee benefit plan account. He may also be considered a beneficial owner of the 1,195,308 Shares held by Angelo, Gordon referred to in the first paragraph of this Item 5(b). In addition thereto, Mr. Gordon may be deemed to have voting and dispositive powers with respect to the 11,126 Shares referred to in such paragraph, of which 3,623 Shares are for his benefit as previously stated. Also, Mr. Gordon has dispositive powers, but not voting powers, with respect to 6,304 Shares owned by brokerage customers of Angelo, Gordon. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

                                                              Page 7 of 10 Pages


          Number of Shares as to which the following Reporting Person has:


                                 Angelo, Gordon           Mr. Angelo                Mr. Gordon
                                 --------------           ----------                ----------

sole power to vote or to         1,195,308                    4,000                       539
direct the vote:

shared power to vote or to          11,126                1,206,434                 1,206,434
direct the vote:

sole power to dispose or to      1,195,308                    4,000                       539
direct the disposition of:

shared power to dispose or to       19,990                1,220,919                 1,212,738
direct the disposition of:




     (c) There have been no transactions effected with respect to the Shares during the past 60 days by any of the Reporting Persons.

     (d) The limited partners of (or investors in) each of thirteen funds and accounts for which Angelo, Gordon acts as general partner and/or investment advisor have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

     Except as otherwise disclosed herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

     Joint Filing Agreement dated April 8, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr. Michael L. Gordon.

                                                              Page 8 of 10 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1997                   ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                             By:     /s/ Michael L. Gordon
                                                     --------------------------
                                                     Name:  Michael L. Gordon
                                                     Title: General Partner


Dated:  April 8, 1997                   /s/ John M. Angelo
                                        ------------------
                                        John M. Angelo



Dated:  April 8, 1997                   /s/ Michael L. Gordon
                                        ---------------------
                                        Michael L. Gordon

                                                              Page 9 of 10 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------



A. Joint Filing Agreement dated April 8, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr.
          Michael L. Gordon ............................................. 10